Exhibit (m)(iv)

THE ARBITRAGE FUNDS

DISTRIBUTION PLAN

(12b-1 Plan)

(CLASS C SHARES OF THE ARBITRAGE EVENT-DRIVEN FUND)

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), by The Arbitrage Funds (the “Trust”), a Delaware trust, on behalf of The Arbitrage Event-Driven Fund (the “Fund”), a series of the Trust, with regard to Class C shares of the Fund. The Plan has been approved by a majority of the Trust’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the “Disinterested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan.

In approving the Plan, the Board of Trustees determined that adoption of the Plan would be prudent and in the best interests of the Fund and its shareholders. Such approval by the Board of Trustees included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The provisions of the Plan are as follows:

1. Payments by the Fund Pursuant to the Plan.

a. The Trust may reimburse the principal distributor of the Fund (the “Distributor”) or others a monthly fee of up to 0.75% per annum of the average daily net assets of the Fund’s Class C shares for engaging in any activities related to the distribution of Class C shares of the Fund, which activities may include, but are not limited to, the following: (a) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that are engaged in the sale of Class C Shares, or that may be advising shareholders of the Fund regarding the purchase, sale or retention of Class C shares; (b) expenses of maintaining personnel (including personnel of organizations with which the Fund has entered into agreements related to this Plan) who engage in or support distribution of Class C shares; (c) costs of preparing, printing and distributing prospectuses and statements of additional information and reports of the Fund for recipients other than existing shareholders of the Fund; (d) costs of formulating and implementing marketing and promotional activities, including, but not limited to, sales seminars, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (e) costs of preparing, printing and distributing sales literature; (f) costs of obtaining such information, analyses and reports with respect to marketing and promotional activities as the Fund may, from time to time, deem advisable; and (g) costs of implementing and operating this Plan. The Trust is authorized to engage in the activities listed above, and in any other activities related to the distribution of Class C shares, either directly or through other persons with which the Trust has entered into agreements related to this Plan.

b. In addition to the payments provided for in Sub-Section 1(a) and in order to further enhance the distribution of the Fund’s Class C shares, the Fund may incur expenses of up to 0.25% of the average daily net assets of the Class C shares of the Fund for payments made to the Distributor, the Fund’s investment adviser, or others for, among other things, furnishing personal services and maintaining shareholder accounts, which services include, among other things, assisting in, establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Fund to customers, receiving and answering correspondence, and aiding in maintaining their respective customers; all such services being provided in connection with the Fund’s Class C shares.

c. Any agreement for payment related to the services referenced in Sub-Sections 1(a) or 1(b) shall be in a form that has been approved from time to time by the Trust’s Board of Trustees, including the Disinterested Trustees (each a “Rule 12b-1 Agreement”). No Rule 12b-1 Agreement shall be entered into with respect to the Fund and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Trust’s Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement. Any Rule 12b-1 Agreement shall describe the services to be performed by the recipient and shall specify the amount of, or the method for determining, the compensation to the recipient.

2. Quarterly Reports. The Distributor shall provide to the Board of Trustees, and the Trustees shall review at least quarterly, a written report of all amounts expended pursuant to the Plan. This report shall include the purposes for which the amounts were expended and such other information as the Board of Trustees may reasonably request.

3. Effective Date and Duration of Plan. The Plan shall become effective immediately upon approval by the vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan. The Plan shall continue in effect for a period of one year from its effective date unless terminated pursuant to its terms. Thereafter, the Plan shall continue with respect to the Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance. The Plan, or any Rule 12b-1 Agreement, may be terminated with respect to the Fund at any time, without penalty, on not more than sixty days’ written notice by a majority vote of shareholders of such Fund, or by vote of a majority of the Disinterested Trustees.

4. Selection of Disinterested Trustees. During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees.

5. Amendments. All material amendments to the Plan shall be in writing and shall be approved by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment. In addition, the

Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund affected thereby.

6. Recordkeeping. The Trust shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 2 for a period of not less than six years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two years in an easily accessible place.

Dated and Effective: May 31, 2012 (as amended May 14, 2013)

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